SHAW COMMUNICATIONS INC.
CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER

I, Jim Shaw, Chief Executive Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the annual report (the “Annual Report”) on Form 40-F of Shaw Communications Inc. (the “Registrant”) for the year ended August 31, 2004;

2.	Based on my knowledge, the Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report;

3.	Based on my knowledge, the financial statements for the year ended August 31, 2004, and other financial information included in the Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the year ended August 31, 2004;

4.	The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Annual Report is being prepared;

b.	Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the year ended August 31, 2004 based on such evaluation; and

c.	Disclosed in the Annual Report any change in the Registrant’s internal control over financial reporting that occurred during the year ended August 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:   January 25, 2005

(signed) "Jim Shaw"
Jim Shaw
Chief Executive Officer Shaw Communications Inc.

SHAW COMMUNICATIONS INC.
CERTIFICATE OF THE CHIEF FINANCIAL OFFICER

I, Steve Wilson, Senior Vice President and Chief Financial Officer of Shaw Communications Inc., certify that:

1.	I have reviewed the annual report (the “Annual Report”) on Form 40-F of Shaw Communications Inc. (the “Registrant”) for the year ended August 31, 2004;

2.	Based on my knowledge, the Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report;

3.	Based on my knowledge, the financial statements for the year ended August 31, 2004, and other financial information included in the Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the year ended August 31, 2004;

4.	The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Annual Report is being prepared;

b.	Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the year ended August 31, 2004 based on such evaluation; and

c.	Disclosed in the Annual Report any change in the Registrant’s internal control over financial reporting that occurred during the year ended August 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:   January 25, 2005

(signed) "Steve Wilson"
Steve Wilson
Senior Vice President and Chief Financial Officer Shaw Communications Inc.